

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Karl Brenza
Chief Executive Officer
Mars Acquisition Corp.
Americas Tower
1177 Avenue of The Americas
Suite 5100
New York, NY 10036

> **Re: Mars Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 9, 2022**
> **File No. 333-265240**

Dear Karl Brenza:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your responses to prior comments 2 - 5 and 8 - 9. We further note your cover page disclosure that your Sponsor, a company based in the British Virgin Islands, is "controlled by non-U.S. persons" and your statement on page 10 that the Sponsor is "managed by" your Chairman, Mr. Huang. Please revise to clarify whether your Sponsor is controlled by more than one person, and if so, whether anyone who controls or shares control over the Sponsor is located in or has significant ties to China, Hong Kong or Macau. We may have further comment.

You may contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551- 3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Fang Liu, Esq.